SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


                   Name: Oppenheimer Senior Floating Rate Fund

                      Address of Principal Business Office
                     (No. & Street, City, State, Zip Code):

                              6803 South Tucson Way
                            Englewood, Colorado 80112

             Telephone Number (including area code): 1-800-768-3200

                     Name and address of agent for service
                                   of process:

                             Andrew J. Donohue, Esq.
                   Executive Vice President & General Counsel
                             OppenheimerFunds, Inc.
                        Two Word Trade Center- Suite 3400
                          New York, New York 10048-0203

                                   Copies to:

                               Jay G. Baris, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022

Check Appropriate Box: Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                                 YES [ ] NO [X]

Item 1.  Exact name of registrant.

                  Oppenheimer Senior Floating Rate Fund

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                  State of organization: Massachusetts
                  Date of organization:  June 2, 1999

Item  3.  Form  of  organization   of  registrant  (for  example,   corporation,
          partnership, trust, joint stock company, association, fund).

                  Business trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                  Management company

Item 5.   If registrant is a management company:

     (a) state whether registrant is a "closed-end" company or an "open-end" company:

                  Closed-end

     (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                  Non-diversified company

Item 6.   Name and address of each investment adviser of registrant.

                  OppenheimerFunds, Inc.
                  Two World Trade Center, 34th Floor
                  New York, New York 10048-0203

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

     (1) Andrew J. Donohue, Trustee, and Vice President and Secretary Two World Trade Center, 34th Floor New York, New York 10048

     (2) Robert G. Zack, Trustee and Assistant Secretary
         Two World Trade Center, 34th Floor, New York, New York 10048-0203

     (3) James C. Swain, Chief Executive Officer
         6803 South Tucson Way, Englewood, Colorado 80112

     (4) Bridget A. Macaskill, President
         Two World Trade Center, 34th Floor, New York, NY 10048

     (5) Brian Wixted, Treasurer
         6803 South Tucson Way, Englewood, Colorado 80112

Item 8. If registrant is an unincorporated investment company not having a board of directors:

     (a) state the name and address of each sponsor of registrant;

                  Not Applicable

     (b) state the name and address of each officer and director of each sponsor of registrant;

                  Not Applicable

     (c) state the name and address of each trustee and each custodian of registrant.

                  Not Applicable

Item 9. (a) State  whether  registrant  is  currently  issuing and  offering its securities directly to the public (yes or no).

                  No

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  Not Applicable

        (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                  Yes

        (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                  No

        (e) If the  answer to Item  9(d) is "yes,"  state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  Not Applicable

Item 10. State the current value of registrant's total assets.

            The current value of registrant's total assets is zero.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                  No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

                  Not Applicable

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of June, 1999




                                    Oppenheimer Senior Floating Rate Fund

                                           By:/s/ Andrew J. Donohue
                                           Andrew J. Donohue
                                          Vice President and Secretary



Attest:  /s/ Robert G. Zack
         Robert G. Zack
         Assistant Secretary